

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2017

Tom G. Vadaketh
Executive Vice President and Chief Financial Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, NJ 07073

> **Re: Cambrex Corporation**
> **Form 10-K for the Fiscal Year End December 31, 2016**
> **Filed February 3, 2017**
> **File No. 001-10638**

Dear Mr. Vadaketh:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Notes to the Consolidated Financial Statements
(5) Net Inventories, page 50

1.   Please tell us why inventory reserves as a percentage of inventory decreased at December 31, 2016 compared to December 31, 2015. Additionally, tell us the inventory reserve balance at March 31, 2017, June 30, 2017, and September 30, 2017, and explain to us the reason for fluctuations as a percentage of inventory as of those respective dates.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance